UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

IRIS INTERNATIONAL, INC.

(Name of Subject Company (Issuer))

DAPHNE ACQUISITION CORPORATION

(Offeror)

An Indirect Wholly Owned Subsidiary of

DANAHER CORPORATION

(Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

46270W105

(CUSIP Number of Class of Securities)

Jonathan P. Graham

Senior Vice President - General Counsel

Attila I. Bodi

Vice President and Chief Counsel, M&A

2200 Pennsylvania Avenue, N.W., Suite 800W

Washington, D.C. 20037-1701

(202) 828-0850

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

Daniel Wolf, Esq.

David B. Feirstein, Esq.

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

(212) 446-4800

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$400,876,125	$45,940.40

(1)	Estimated solely for purposes of calculating the amount of the filing fee. This amount is based on the offer to purchase all 20,557,750 outstanding shares of common stock of IRIS International, Inc. (“IRIS”), calculated on a fully diluted basis per information provided by IRIS, at a purchase price of $19.50 cash per share, as of September 18, 2011, the most recent practicable date.
(2)	Calculated in accordance with Exchange Act Rule 0-11 by multiplying the transaction value by 0.0001146.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) is filed by (i) Daphne Acquisition Corporation, a Delaware corporation (“Purchaser”) and an indirect wholly-owned subsidiary of Danaher Corporation, a Delaware corporation (“Parent”), and (ii) Parent. This Schedule TO relates to the tender offer for all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of IRIS International, Inc., a Delaware corporation (the “Company”), at a price of $19.50 per Share net to the seller in cash without interest and less any applicable withholding taxes, if any, upon the terms and conditions set forth in the offer to purchase dated September 20, 2012 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, together with any amendments or supplements, collectively constitute the “Offer.”

All the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 in this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.

Item 1.	Summary Term Sheet.

Regulation M-A Item 1001

The information set forth in the Offer to Purchase under the caption SUMMARY TERM SHEET is incorporated herein by reference.

Item 2.	Subject Company Information.

Regulation M-A Item 1002

(a) Name and Address. The name, address, and telephone number of the subject company’s principal executive offices are as follows:

IRIS International, Inc.

9158 Eton Avenue

Chatsworth, California 91311

(818) 709-1244

(b) Securities. This Schedule TO relates to the Offer by Purchaser to purchase all issued and outstanding Shares. As of September 18, 2012, there were 18,058,733 Shares issued and outstanding, 330,454 Shares held in the treasury of the Company, 1,939,612 Shares issuable upon exercise of outstanding stock option grants, 541,528 Shares subject to restricted stock units, and 17,877 Shares of restricted stock reserved for issuance. The information set forth on the cover page and in the INTRODUCTION of the Offer to Purchase is incorporated herein by reference.

(c) Trading Market and Price. The information set forth under the caption THE TENDER OFFER—Section 6 (“Price Range of Shares; Dividends”) of the Offer to Purchase is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

Regulation M-A Item 1003

(a)-(c) Name and Address; Business and Background of Entities; and Business and Background of Natural Persons. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 8 (“Certain Information Concerning Parent and the Purchaser”) and Schedule I attached thereto

Item 4.	Terms of the Transaction.

Regulation M-A Item 1004

(a) Material Terms. The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A Item 1005

(a) Transactions. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with the Company”)

(b) Significant Corporate Events. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with the Company”)

THE TENDER OFFER—Section 11 (“The Merger Agreement”)

THE TENDER OFFER—Section 12 (“Purpose of the Offer; Plans for the Company”)

Item 6.	Purposes of the Transaction and Plans or Proposals.

Regulation M-A Item 1006

(a) Purposes. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

THE TENDER OFFER—Section 12 (“Purpose of the Offer; Plans for the Company”)

(c) (1)-(7) Plans. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference: SUMMARY TERM SHEET

THE TENDER OFFER—Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with the Company”)

THE TENDER OFFER—Section 11 (“The Merger Agreement”)

THE TENDER OFFER—Section 12 (“Purpose of the Offer; Plans for the Company”)

THE TENDER OFFER—Section 13 (“Certain Effects of the Offer”)

THE TENDER OFFER—Section 14 (“Dividends and Distributions”)

Item 7.	Source and Amount of Funds or Other Consideration.

Regulation M-A Item 1007

(a) Source of Funds. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference: SUMMARY TERM SHEET

THE TENDER OFFER—Section 9 (“Source and Amount of Funds”)

THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with the Company”)

(b) Conditions. The Offer is not subject to a financing condition.

(d) Borrowed Funds. Not applicable.

Item 8.	Interest in Securities of the Subject Company.

Regulation M-A Item 1008

(a) Securities Ownership. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

THE TENDER OFFER—Section 8 (“Certain Information Concerning Parent and the Purchaser”) and Schedule I attached thereto

THE TENDER OFFER—Section 11 (“The Merger Agreement”)

THE TENDER OFFER—Section 12 (“Purpose of the Offer; Plans for the Company”)

(b) Securities Transactions. Not applicable.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

Regulation M-A Item 1009

(a) Solicitations or Recommendations. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 3 (“Procedures for Accepting the Offer and Tendering Shares”)

THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with the Company”)

THE TENDER OFFER—Section 17 (“Fees and Expenses”)

Item 10. Financial	Statements.

Regulation M-A Item 1010

(a) Financial Information. Not applicable.

(b) Pro Forma Information. Not applicable.

Item 11. Additional	Information.

Regulation M-A Item 1011

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Purchase under the following captions is incorporated herein by reference:

SUMMARY TERM SHEET

THE TENDER OFFER—Section 10 (“Background of the Offer; Past Contacts or Negotiations with the Company”)

THE TENDER OFFER—Section 11 (“The Merger Agreement”)

THE TENDER OFFER—Section 12 (“Purpose of the Offer; Plans for the Company”)

THE TENDER OFFER—Section 13 (“Certain Effects of the Offer”)

THE TENDER OFFER—Section 16 (“Certain Legal Matters; Regulatory Approvals”)

(b) Other Material Information. The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12.	Exhibits.

Regulation M-A Item 1016

Exhibit No.

(a)(1)(A)	Offer to Purchase, dated September 20, 2012.

(a)(1)(B)	Letter of Transmittal (including Internal Revenue Service Form W-9).

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

(a)(1)(F)	Press Release of Danaher Corporation, dated as of September 17, 2012 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Danaher Corporation with the Securities and Exchange Commission on September 17, 2012).

(a)(1)(G)	Summary Advertisement as published on September 20, 2012.

(b)	Not applicable.

(c)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of September 17, 2012, by and among IRIS International, Inc., Danaher Corporation, and Daphne Acquisition Corporation (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by IRIS International, Inc. with the Securities and Exchange Commission on September 17, 2012).

Exhibit No.

(d)(2)	Tender and Support Agreement, dated as of September 17, 2012, by and among Danaher Corporation, Daphne Acquisition Corporation and certain stockholders of the Company party thereto (incorporated by reference to Exhibit 99.2 to the Form 8-K filed by IRIS International, Inc. with the Securities and Exchange Commission on September 17, 2012).

(d)(3)	Confidentiality Agreement, dated as of April 4, 2012, by and between Beckman Coulter, Inc. and IRIS International, Inc.

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DAPHNE ACQUISITION CORPORATION

By	/s/ Robert S. Lutz
Name:	Robert S. Lutz
Title:	Vice President, Treasurer and Secretary

Date:	September 20, 2012

DANAHER CORPORATION

By	/s/ Jonathan P. Graham
Name:	Jonathan P. Graham
Title:	Senior Vice President and General Counsel

Date:	September 20, 2012

EXHIBIT INDEX

Exhibit No.

(a)(1)(A)	Offer to Purchase, dated September 20, 2012.

(a)(1)(B)	Letter of Transmittal (including Internal Revenue Service Form W-9).

(a)(1)(C)	Notice of Guaranteed Delivery.

(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees.

(a)(1)(F)	Press Release of Danaher Corporation, dated as of September 17, 2012 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by Danaher Corporation with the Securities and Exchange Commission on September 17, 2012).

(a)(1)(G)	Summary Advertisement as published on September 20, 2012.

(b)	Not applicable.

(c)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of September 17, 2012, by and among IRIS International, Inc., Danaher Corporation, and Daphne Acquisition Corporation (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by IRIS International, Inc. with the Securities and Exchange Commission on September 17, 2012).

(d)(2)	Tender and Support Agreement, dated as of September 17, 2012, by and among Danaher Corporation, Daphne Acquisition Corporation and certain stockholders of the Company party thereto (incorporated by reference to Exhibit 99.2 to the Form 8-K filed by IRIS International, Inc. with the Securities and Exchange Commission on September 17, 2012).

(d)(3)	Confidentiality Agreement, dated as of April 4, 2012, by and between Beckman Coulter, Inc. and IRIS International, Inc.

(e)	Not applicable.

(f)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.